UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PROVECTUS BIOPHARMACEUTICALS, INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

74373P108

(CUSIP Number of Common Stock Underlying Warrants)

Peter R. Culpepper

Provectus Biopharmaceuticals, Inc.

7327 Oak Ridge Highway, Suite A

Knoxville, TN 37931

(866) 594-5999

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Tonya Mitchem Grindon, Esq.

Lori B. Metrock, Esq.

Baker Donelson Bearman Caldwell & Berkowitz PC

211 Commerce St., Suite 800

Nashville, TN 37201

Telephone: (615) 726-5600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$15,531,092.37	$1,563.98
(1)	Estimated for purposes of calculating the amount of the filing fee only. Provectus Biopharmaceuticals, Inc. (the “Company”) is offering, until February 15, 2016 (unless the Offer (as defined below) is extended), to holders of the Company’s 59,861,601 unregistered warrants to purchase 59,861,601 shares of common stock, which were issued between January 6, 2011 and November 1, 2015 (the “Existing Warrants”), to temporarily modify the terms of such Existing Warrants so that each Existing Warrant holder who tenders Existing Warrants during the offering period for early exercise in accordance with the terms of the Offer (i) may exercise such Existing Warrants at a discounted exercise price of $0.75 per share and (ii) will receive, in addition to the shares of common stock purchased upon such exercise of the Existing Warrants, new warrants to purchase the same number of shares of the Company’s common stock at an exercise price of $0.85 per share that will expire June 19, 2020. The transaction valuation is calculated pursuant to Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the product of 59,861,601 and $0.25945. The transaction valuation assumes the tender of 59,861,601 Existing Warrants by the Existing Warrant holders as a result of this tender offer and was determined by using the average of the high and low prices of the Company’s warrants reported on the NYSE MKT as of December 28, 2015, which was $0.25945.
(2)	The amount of filing fee is calculated pursuant to Rule 0-11(d) of the Exchange Act. The filing fee equals $100.70 for each $1,000,000 of the value of the transaction, and was calculated as the product of the transaction valuation of $15,531,092.37 multiplied by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,212.20.	Filing Party: Provectus Biopharmaceuticals, Inc.
Form or Registration No.: Registration Statement on Form S-4.	Date Filed: December 31, 2015.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed with the Securities and Exchange Commission by Provectus Biopharmaceuticals, Inc. (the “Company”), a Delaware corporation, on December 31, 2015. This Schedule TO relates to an offer by the Company to holders of the Company’s 59,861,601 unregistered warrants to purchase common stock that were issued between January 6, 2011 and November 1, 2015 (the “Existing Warrants”). Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

This Amendment No. 1 is being filed solely to extend the expiration date of the Offer to 4:00 p.m. Eastern time on March 10, 2016, unless further extended or terminated. Other than the expiration date, the terms of the Offer have not changed.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related Offer Letter/Prospectus as the same may be further amended or supplemented and filed with the Securities and Exchange Commission.

Item 1.	SUMMARY TERM SHEET

The information set forth in Item 4 below is incorporated herein by reference.

Item 4.	TERMS OF TRANSACTION

This Amendment No. 1 amends and supplements Items 1 and 4 of the Schedule TO as follows:

Extension of the Offer

The Company is extending the expiration date of the Offer until 4:00 p.m. Eastern Time on March 10, 2016, unless further extended. The Offer had been previously scheduled to expire at 4:00 p.m. Eastern time on February 15, 2016. Throughout the Schedule TO, the Offer and the other offering materials and acceptance and exercise documents, all references to the expiration date of the Offer are hereby amended to extend the expiration date of the Offer until 4:00 p.m. Eastern Time on March 10, 2016.

On or about February 12, 2016, the Company intends to advise the holders of the Existing Warrants of the extension of the Offer. A copy of the letter to be sent to holders of the Existing Warrants is attached hereto as Exhibit (a)(1)(v) and is hereby incorporated herein by reference.

Clarification of Withdrawal Rights

If you change your mind and do not want to participate in the Offer, you may submit a Notice of Withdrawal to Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”) at the address indicated in the Offer Letter/Prospectus filed with the Securities and Exchange Commission on January 20, 2016 at any time prior to the expiration date, which is now March 10, 2016. The Notice of Withdrawal must be properly completed and must be returned to Broadridge on or prior to the expiration date.

ITEM 12.	EXHIBITS

The Exhibit Index appearing after the signature page hereto is incorporated by reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROVECTUS BIOPHARMACEUTICALS, INC.

By	/s/ Peter R. Culpepper
Peter R. Culpepper
Chief Financial Officer, Chief Accounting Officer and Chief Operating Officer

Dated: February 12, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(l)(i)*	Offer Letter/Prospectus, dated December 31, 2015 (incorporated by reference to the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(a)(1)(ii)*	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(a)(1)(iv)*	Form of letter to Warrant holders (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(a)(1)(v)	Supplemental Information Letter to Existing Warrant holders.

(a)(2)	None.

(a)(3)	None.

(a)(4)(A)	Exhibit (a)(1)(i) is incorporated by reference.

(b)	Not applicable.

(d)(i)*	Warrant Agreement between Provectus Biopharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.1 to current report on Form 8-K filed June 19, 2015).

(d)(ii)*	Form of First Amendment to Warrant Agreement between Provectus Biopharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

(d)(iii)*	Replacement Warrant.

(g)	None.

(h)*	Tax opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (incorporated by reference to Exhibit 8.1 of the Company’s Registration Statement on Form S-4 filed on December 31, 2015).

*	Previously filed